

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2025

Gaurav Anand
Chief Financial Officer
Coupang, Inc.
720 Olive Way, Suite 600
Seattle, Washington 98101

> **Re: Coupang, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-40115**

Dear Gaurav Anand:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Segment Reporting, page 72

1. Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses your reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to ASC 280-10-50-29.f. Refer to ASC 280-10-55-47.bb for guidance.

2. Please tell us how you considered whether costs included in "operating, general and administrative" expenses were significant segment expenses in accordance with ASC 280-10-50-26A, or other segment items in accordance with ASC 280-10-50-26B.

    In defining segment adjusted EBITDA, you state "other segment items in reconciling from net revenues by segment to Segment Adjusted EBITDA include cost of sales, operating, general and administrative expense, and the adjustments described below." However, it appears from the table on page 73 that cost of sales is a significant segment expense. Please advise. After considering the points above, please also revise to present any costs included in Segment Adjusted EBITDA that are not deemed significant segment expenses as other segment items on a segment basis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Amy Geddes at 202-551-3304 or Abe Friedman at 202-551-8298 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services